UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 13, 2012

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Change in Control of CDC Software

     As previously disclosed, on February 1, 2012, CDC Corporation (“CDC”) and
CDC Software International Corporation (“Software International”) entered into a
Share Purchase Agreement, as amended, (the “SPA”) with Archipelago Holdings (the
“Buyer”), an affiliate of Vista Equity Partners, for the sale of CDC’s indirect holdings of class B ordinary shares (the “CDC Holdings”) of CDC Software
Corporation (the “Company”).

     On April 11, 2012, Buyer completed the purchase of the CDC Holdings pursuant to the terms of the SPA, for an aggregate payment to Software
International of $10.50 per share (the “Purchase Price”), in cash, or approximately $249,788,301.

     On April 12, 2012, in order to acquire the remaining shares of the Company, each of Buyer and the Company executed that certain Agreement and Plan of Merger
(the “Merger Agreement”), pursuant to which Buyer was merged with and into the
Company, with the Company continuing as the surviving corporation (the
“Merger”).

     In connection with the Merger, each outstanding class A ordinary share of the Company represented by American Depositary Shares (“ADSs”) and each outstanding class B ordinary share of the Company, has been converted into the right to receive $10.50 per share in cash, net of any charges, expenses, taxes or other assessments incurred in respect of or applicable to the payment thereof. Deutsche Bank Trust Company Americas, the Company’s depositary, will call for the surrender of all ADSs for delivery of the merger consideration.

     As a result of the Merger, the Company no longer fulfills the numerical listing requirements of The NASDAQ Stock Market (“NASDAQ”).  The Company
requested NASDAQ to file a Form 25 with the Securities and Exchange Commission
(the “SEC”) notifying the SEC of the delisting of the ADSs on NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC.

Forward-looking Statements

     This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,”
“would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,”
“projects,” “outlook,” or similar expressions; and (ii) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the
Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: April 13, 2012	By:	Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	Senior Vice President, General Counsel & Secretary